NEWS RELEASE

Endeavour Reports Record Operating Results For Second Quarter, 2006

August 15, 2006 - Vancouver, Canada – Endeavour Silver Corp. (EDR: TSX, EDR.WT: TSX, EDRGF: PNK, and EJD: FSE) today reported record operating results for the Second Quarter, 2006. Financial, operating and corporate highlights (CA$ amounts in financial statements converted to US$ in this news release using 1.1219 average Q2 exchange rate) include:

Q2 Financial Highlights

  Record gross revenues - US$4.7 million
  Record operating cash flow - US$3.2 million
  Record mine operating earnings - US$2.3 million
  Record cash and equivalents - US$32.9 million
  Reduced operating cash costs - US$4.65 per oz. silver
  Reduced general and administrative expenses - US$0.5 million
  Reduced loss for the period - US$1.2 million
  Reduced loss per share - US$0.03

Q2 Operating Highlights

  Record silver production of 350,087 oz from processing of 27,585 dry tonnes grading 492 gpt Ag and 1.18 gpt Au or 14.4 opt Ag equivalent (using a 55 Ag : 1 Au ratio)
  Record mine output of 44,907 dry tonnes (491 tpd) helped increase plant stockpiles to 37,357 dry tonnes grading 325 gpt Ag (partly development muck) as the mine continued to out-perform the plant
  Record metal recoveries averaged 80.3% for Ag and 82.2% for Au notwithstanding the plant refurbishment program which reduced overall plant efficiencies and availability
  Record drill results included 673 gpt Ag and 1.38 gpt Au over 21.5 m (21.8 opt Ag equivalent over 70.5 ft) in hole DSC-16

Q2 Corporate Highlights

  Closed US$20.5 million equity financing of 5.11 million special warrants at CA$4.50 each
  Listed 2.55 million share purchase warrants for trading on the TSX symbol EDR.WT
  Welcomed Geoff Handley as a new member of the Board of Directors

Gross quarterly revenues were a record US$4.7 million (more than double the Q1 revenues, although not comparable because Q1 only reflected the two months following Endeavour’s consolidation of its 51% interest in the Guanacevi Project at January 31, 2006), thanks in part to increases in mine output, plant production and the silver price, which averaged US$12.29 in Q2. Endeavour realized average prices of US$12.34 per oz silver and US$625 per oz gold on metal sales during the second quarter.

Suite #800 – 850 West Hastings Street, Vancouver, BC, Canada, V6C 1E1
Toll free: 877-685-9775 (Canada & U.S.)        Phone: (604) 685-9775        Fax: (604) 685-9744
Website: www.edrsilver.com        E-mail: investorrelations@edrsilver.com        Trading Symbols: TSX: EDR; FSE: EJD

Operating cash flows net of cash costs were a record US$3.2 million and mine operating earnings after depreciation, depletion and amortization were a record US$2.3 million. Reduced general and administrative expenses, plus higher foreign exchange, stock option and non-controlling interest expenses, contributed to the loss of US$1.2 million, significantly lower than the US$1.7 million loss in Q1.

Cash operating costs (after royalties and gold credits) fell 15% to US$4.65 per oz silver compared to Q1, 2006, due largely to a 16% increase in quarterly silver production. The Company anticipates that cash costs will continue to drop as production rates increase through the balance of the year.

Consolidated Statements of Operations (expressed in 1000’s of CA$)

		Three Months Ended		Six Months Ended
	Notes	June 30, 2006	May 31, 2005	June 30, 2006	May 31, 2005

Revenues		$5,313	$-	$7,899	$-
Cost of operations		1,761	-	3,336	-
Amortization and depletion		928	-	1,412	-
Earnings from mining operations		2,624	-	3,151	-
General and administration		587	518	1,435	739
Foreign exchange		713	-	723	-
Stock-based compensation		2,046	629	3,602	1,343
Loss before the undernoted		(722)	(1,147)	(2,609)	(2,082)
Income (loss) from option interests
in mineral properties	4(b)	126	(13)	151	209
Interest income		310	3	455	67
Non-controlling interests		(1,114)	-	(1,326)	-

Loss for the period		(1,400)	(1,157)	(3,329)	(1,806)
Deficit, beginning of the period		(15,136)	(7,538)	(13,207)	(6,889)
Deficit, end of period		$(16,536)	$(8,695)	$(16,536)	$(8,695)

Basic and diluted loss per share		$(0.04)	$(0.05)	$(0.09)	$(0.09)
Weighted average number of shares outstanding		37,569,744	21,054,554	35,148,490	20,523,894

Endeavour’s core asset, the Guanacevi Mines Project in Durango, Mexico, produced 350,087 oz silver and 858 oz gold, or 397,277 oz silver equivalents (using a 55 Ag: 1 Au ratio) for the three months ended June 30, 2006. This represents a 138% jump in silver production over Q2, 2005 and a 16% increase over the first quarter of 2006.

Total Guanacevi plant throughput rose to 27,585 dry tonnes, or 303 tpd (up 11% over both Q2, 2005 and Q1, 2006), grading 492 gpt Ag and 1.18 gpt Au, or 14.4 opt Ag equivalent. Metal

Suite #800 – 850 West Hastings Street, Vancouver, BC, Canada, V6C 1E1
Toll free: 877-685-9775 (Canada & U.S.)        Phone: (604) 685-9775        Fax: (604) 685-9744
Website: www.edrsilver.com        E-mail: investorrelations@edrsilver.com        Trading Symbols: TSX: EDR; FSE: EJD

recoveries increased 3-4% over Q1, 2006 and 4-11% over Q2, 2005 to 80.3% for silver and 82.2% for gold, as a result of no tailings processing and lower manganese contents in the ores processed. The Porvenir mine produced 44,907 dry tonnes of ore or 491 tpd (up 430% over Q2, 2005 and 38% over Q1, 2006), grading 464 gpt Ag and 0.89 gpt Au, or 15.0 opt Ag equivalent. The Porvenir mine provided 82% of the plant throughput, the balance coming from stockpiles and custom lots of oxide and sulfide ores from other small mines in the Guanacevi district.

Capital expenditures during Q2, 2006 totalled US$1.6 million, of which 56% was attributed to exploration at the Guanacevi Mines Project. Three drill rigs completed 46 holes totalling 11,303 m of drilling in two resource areas, Santa Cruz and Porvenir Mine (North Porvenir and El Porvenir).

Comparative Table of Mine Operations

Period	Tonnes	Au(gpt)	Ag(gpt)	Au(oz)	Ag(oz)	Au(%)	Ag(%)
Q1, 2005	19,898	0.97	417	495	209,066	79.4	78.3
Q2, 2005	24,861	1.00	256	630	147,405	78.9	72.1
H1, 2005	44,759	0.99	328	1,125	356,471	79.1	74.9
Q1, 2006	24,805	0.95	479	605	300,872	79.5	77.4
Q2, 2006	27,585	1.18	492	858	350,087	82.2	80.3
H1, 2006	52,390	1.07	486	1,463	650,959	80.9	78.9
Q2, 2006:Q1, 2006	+11%	+24%	+3%	+42%	+16%	+3%	+4%
Q2, 2006:Q2, 2005	+11%	+18%	+92%	+36%	+138%	+4%	+11%
H1, 2006:H1, 2005	+17%	+8%	+48%	+30%	+83%	+2%	+5%

Note: The mine operating periods in this table do not reflect the financial operating periods of the Company due to the change of year-end to December 31, 2006 and the consolidation of statements effective February 1, 2006.

In Q3, 2006, the mine will continue to out-produce the plant until September, when the new ball mill is commissioned. The revised 1000 tpd mill capacity will then exceed the 600 tpd Porvenir mine output, allowing the plant to process the accumulated ore stockpiles by year-end. Although delayed two months by equipment and labour shortages, the plant refurbishment program should prompt a jump in Q3 and Q4 silver production, allowing Endeavour to meet its 2006 production target of 2.0 to 2.2 million oz silver.

Bradford Cooke, Chairman and CEO, commented, “Endeavour enjoyed a second consecutive quarter of record financial and operating results, thanks to both increased silver production from the Guanacevi Mines Project as well as a rising silver price. Once the plant refurbishment program is completed in September, the plant should outperform the mine over the second half of the year. Both the Porvenir and Santa Cruz zones returned record drill results in Q2, 2006 and drilling utilizing three drill rigs should continue to expand the mineralized zones through year-end.”

Suite #800 – 850 West Hastings Street, Vancouver, BC, Canada, V6C 1E1
Toll free: 877-685-9775 (Canada & U.S.)        Phone: (604) 685-9775        Fax: (604) 685-9744
Website: www.edrsilver.com        E-mail: investorrelations@edrsilver.com        Trading Symbols: TSX: EDR; FSE: EJD

The Company successfully closed US$20.5 million in equity financing during the second quarter, boosting its cash on hand to US$32.9 million. The share purchase warrants attached to the equity offering were called to trade on the Toronto Stock Exchange (symbol EDR.WT) in June. During the quarter, Endeavour also welcomed Geoff Handley as a new member of its Board of Directors. Endeavour Silver will be hosting a conference call on Tuesday, August 15th at 2:00 PM EST (11:00 AM PST). Company Chairman Bradford Cooke and President Godfrey Walton will be in attendance. To participate in the conference call, please dial the following:

  1-877-888-4210 Canada & USA (Toll-free)
  416-695-5259 Toronto area callers
  No pass code is necessary

As well, a live webcast of the conference call will be available at our website www.edrsilver.com. A replay of the conference call will be available until September 1, 2006 by dialing 1-888-509-0081 in Canada & USA (Toll-free) or 1-416-695-5275 in the Toronto area. The required pass code is 629231. The Q2, 2006 Financial Statements and Management’s Discussion and Analysis have been posted to the company’s website (www.edrsilver.com) and on Sedar (www.sedar.com) for review.

Endeavour Silver Corp. (EDR: TSX, EDR.WT: TSX, EDRGF: PNK, and FSE: EJD) is a silver mining company focused on the aggressive growth of its silver production, reserves and resources in Mexico. The expansion program now underway at the high grade Guanacevi Mines Project in the state of Durango should propel Endeavour into the ranks of the top five primary silver producers.

On Behalf of the Board of Directors,
ENDEAVOUR SILVER CORP.

/s/ “Bradford J. Cooke”

Bradford J. Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email investorrelations@edrsilver.com or visit our website, www.edrsilver.com. The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, P.Geo. and/or Bradford Cooke, P.Geo. are the Qualified Persons for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.

Suite #800 – 850 West Hastings Street, Vancouver, BC, Canada, V6C 1E1
Toll free: 877-685-9775 (Canada & U.S.)        Phone: (604) 685-9775        Fax: (604) 685-9744
Website: www.edrsilver.com        E-mail: investorrelations@edrsilver.com        Trading Symbols: TSX: EDR; FSE: EJD